# SEC Schedule 13G/A (Amendment No. 33) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REX AMERICAN RESOURCES Corp, CIK 0000744187
CUSIP: 761624105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 7720 PARAGON ROAD, DAYTON, Ohio (OH), 45459
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000936969

## Reporting persons
- ROSE STUART A: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,851,418; sole dispositive power 2,851,418; aggregate amount beneficially owned 2,851,418 (8.6% of the class)

## Item 1. Issuer
Name of issuer: REX AMERICAN RESOURCES Corp
Address of issuer's principal executive offices: 7720 PARAGON ROAD, DAYTON, OHIO, 45459.

## Item 2. Person Filing
Name of person filing: Stuart A. Rose
Address of principal business office or, if none, residence:
7720 Paragon Road
Dayton, Ohio 45459
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,851,418 Shares of Common Stock
Percent of class: 8.6%
Sole power to vote or to direct the vote: 2,851,418
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,851,418
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ROSE STUART A: /s/ Stuart A. Rose, Stuart A. Rose (10/19/2026)